123

08002230

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Romarco Minerals Inc.

*CURRENT ADDRESS: 997 Greg St.
Sparks, Nevada 89431

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
MAY 06 2008
THOMSON REUTERS

FILE NO. 82- 35787 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/30/08

082-35187

AA/S
12-31-07

Consolidated Financial Statements of

ROMARCO MINERALS INC.

(an exploration stage company)

Nine month period ended September 30, 2007 and 2006
(Unaudited)

ROMARCO MINERALS INC.

(an exploration stage company)
Consolidated Balance Sheets

Canadian $

	September 30, 2007	December 31, 2006
	Unaudited	
Assets		
Current assets:		
Cash and cash equivalents	**$ 7,981,734**	$ 7,212,203
Amounts receivable	**208,017**	123,009
Prepaid expenses	**52,353**	58,812
	8,242,104	7,394,024
Mineral property interests (note 5)	**2,906,307**	3,423,709
Equipment (note 6)	**180,180**	101,982
Deferred acquisition costs (note 7)	**167,668**	-
Reclamation bonds	**103,243**	114,597
	$ 11,599,502	$ 11,034,312
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$ 255,071**	$ 174,519
Long-term liabilities:		
Asset retirement obligations	**56,689**	56,689
	311,760	231,208
Shareholders' equity:		
Share capital (note 8(a))	**45,578,373**	40,343,097
Warrants (note 8(b))	**2,652,560**	2,717,564
Stock options (note 8(c))	**997,621**	540,100
Contributed surplus	**672,446**	672,446
Deficit	**(38,613,258)**	(33,470,103)
	11,287,742	10,803,104
	$ 11,599,502	$ 11,034,312

Commitments (note 11)
Subsequent events (note 12)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

"Diane Garrett"
Director

"R. J. MacDonald"
Director

ROMARCO MINERALS INC.

(an exploration stage company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Unaudited)

Canadian $

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine month period ended September 30, 2007	Nine month period ended September 30, 2006
Revenue:				
Interest income	**$ 47,784**	$ 30,522	**$ 165,811**	$ 75,085
General and administrative expenses:				
Amortization	**9,550**	2,398	**26,135**	6,225
Audit and accounting	**17,753**	-	**37,632**	14,886
Consulting fees	**47,334**	39,357	**144,848**	134,445
Insurance	**16,069**	15,894	**48,090**	47,956
Legal fees	**4,106**	33,010	**14,512**	57,727
Office, rent and communication	**77,639**	36,613	**231,674**	83,607
Salaries	**320,894**	145,438	**898,640**	512,714
Shareholder relations and transfer agent	**60,862**	73,158	**219,547**	204,985
Stock based compensation (note 8(d))	**190,021**	23,400	**478,521**	91,800
Travel	**85,287**	102,296	**240,085**	178,659
Vehicle	**977**	-	**6,454**	-
Other	**2,022**	2,009	**5,156**	19,787
	832,513	473,573	**2,351,293**	1,352,791
Other income (expense):				
Merger break fees (note 4)	**-**	-	**-**	1,407,404
Merger costs (note 4)	**-**	-	**-**	(107,326)
Financing fees	**-**	-	**-**	(20,000)
Write down of mineral property interests	**(2,677,895)**	-	**(2,677,895)**	-
Income (loss) on foreign exchange	**(135,116)**	11,977	**(279,778)**	(55,523)
	(2,813,011)	11,977	**(2,957,673)**	1,224,555
Loss and comprehensive loss for the period	**(3,597,740)**	(431,074)	**(5,143,155)**	(53,151)
Deficit, beginning of period	**(35,015,518)**	(32,215,073)	**(33,470,103)**	(32,592,996)
Deficit, end of period	**$ (38,613,258)**	$ (32,646,147)	**$ (38,613,258)**	$ (32,646,147)
Loss per share				
- basic	**$ (0.04)**	$ (0.01)	**$ (0.05)**	$ (0.01)
- diluted	**(0.04)**	(0.01)	**(0.05)**	(0.01)
Weighted average number of shares outstanding	**98,710,201**	63,279,501	**95,227,976**	52,595,801

See accompanying notes to consolidated financial statements

ROMARCO MINERALS INC.

(an exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited)
Canadian $

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine month period ended September 30, 2007	Nine month period ended September 30, 2006
Cash provided by (used in):				
Operating activities:				
Loss for the period	**$ (3,597,740)**	$ (431,074)	**$ (5,143,155)**	$ (53,151)
Items not involving cash:				
Amortization	**9,550**	2,398	**26,135**	6,225
Write-down of mineral property interests	**2,625,631**		**2,625,631**	-
Stock based compensation	**190,021**	23,400	**478,521**	91,800
Change in non-cash working capital	**69,865**	9,536	**(100,523)**	878,448
Deposit on office lease	**-**	-	**(5,806)**	-
	(702,673)	(395,740)	**(2,119,197)**	923,322
Financing activities:				
Exercise of stock options	**-**	-	**39,000**	-
Proceeds from exercise of warrants	**4,508,035**	7,737,128	**4,938,924**	7,737,128
	4,508,035	7,737,128	**4,977,924**	7,737,128
Investing activities:				
Mineral property interests	**(572,766)**	(1,132,487)	**(1,840,788)**	(1,421,663)
Deferred acquisition costs	**(140,765)**	-	**(155,430)**	-
Reclamation bonds	**1,524**	-	**11,354**	-
Equipment	**(16,202)**	(4,373)	**(104,333)**	(4,373)
	(728,209)	(1,136,860)	**(2,089,197)**	(1,426,036)
Increase in cash and cash equivalents	**3,077,154**	6,204,528	**769,531**	7,234,414
Cash and cash equivalents at beginning of period	**4,904,580**	1,960,324	**7,212,203**	930,438
Cash and cash equivalents at end of period	**$ 7,981,734**	$ 8,164,852	**$ 7,981,734**	$ 8,164,852
Supplementary information:				
Issuance of common shares for:				
- mineral property interests	**$ -**	$ -	**$ 171,348**	$ 48,000

See accompanying notes to consolidated financial statements

1. Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of Romarco Minerals Inc. as at, and for the year ended, December 31, 2006. These consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2006 audited annual consolidated financial statements of Romarco Minerals Inc., except as described in note 3.

2. Nature of operations

Romarco Minerals Inc. (the "Company" or "Romarco") is incorporated under the laws of British Columbia and at September 30, 2007, its principal business activities are the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At September 30, 2007, the Company is in the process of developing its mineral properties and has not yet determined whether its mineral properties contain resources that are economically recoverable. The underlying value of the Company's mineral properties and the recoverability of the related deferred costs are entirely dependent on the existence of economically recoverable resources in its mineral properties and the ability of the Company and its joint venture partners to obtain the necessary financing to complete development and upon future profitable production from or the proceeds from the disposition of its mineral properties.

3. Change in accounting policies

New Accounting Policy – Financial Instruments

Effective January 1, 2007, Romarco adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

(a) Section 3855, *Financial Instruments – Recognition and Measurement* and Section 3861, *Financial Instruments – Disclosure and Presentation*, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Romarco has designated its financial instruments as follows:

- Cash, cash equivalents, and short-term investments are classified as "Available-for-Sale". Due to their short-term nature, their carrying value approximates their fair value;
- Other receivables and advances are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and
- Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

(b) Section 1530, Comprehensive Income, introduces a new financial statement - "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The new standard did not have an impact upon adoption and the Company has not recognized any adjustments through other comprehensive income for the nine months ended September 30, 2007.

(c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company upon adoption nor for the nine months ended September 30, 2007.

4. Merger break fees

In August 2005 the Company announced that it had entered into an agreement to merge with Western Goldfields, Inc, a public US company which owns and operates the Mesquite gold mine in southern California. A merger agreement was signed in September 2005. In February 2006, the Company and Western Goldfields terminated the definitive merger agreement. In consideration for agreeing to such termination, Western Goldfields paid the Company $1,407,404 for break fees and expense compensation. The company incurred legal and other costs of $107,326 in 2006 in connection with the merger.

5. Mineral Property Interests

	Balance		Additions	
	Sep 30, 2007	Dec 31, 2006	9 months ended Sep 30, 2007	3 months ended Sep 30, 2007
Pinos Gold District, Mexico				
Acquisition, advance royalty and land holding costs	$ 412,076	$ 195,018	$ 217,058	$ 118,685
Exploration:				
Drilling	442,147	-	442,147	73,419
Geological and geochemistry	10,020	8,219	1,801	167
Logistics, permitting and reporting	285,931	100,016	185,915	63,317
	1,150,174	303,253	846,921	255,588
Buckskin-National, Nevada				
Acquisition and land holding costs	-	644,838	101,705	14,705
Exploration:				
Aerial photography	-	24,408	-	-
Data compilation	-	2,966	-	-
Drilling	-	1,097,261	55,553	323
Geological and geochemistry	-	137,395	-	-
Logistics, permitting and reporting	-	37,985	9,369	6,947
Provision for reclamation costs	-	32,169	-	-
	-	1,977,022	166,627	21,975
Written down in the period	-	-	(2,143,649)	(2,143,649)
	-	1,977,022	-	-
Pine Grove, Nevada				
Acquisition and land holding costs	310,153	179,146	131,007	23,841
Exploration:				
Aerial photography	2,280	2,280	-	-
Data compilation	7,900	7,900	-	-
Drilling	952,692	210,976	741,716	71,889
Geological and geochemistry	51,222	35,286	15,936	15,936
Logistics, permitting and reporting	68,488	21,466	47,022	34,479
Provision for reclamation costs	17,583	17,583	-	-
	1,410,318	474,637	935,681	146,145

	Balance		Additions	
	Sep 30, 2007	Dec 31, 2006	9 months ended Sep 30, 2007	3 months ended Sep 30, 2007
Roberts Mountains, Nevada				
Acquisition and land holding costs	-	171,663	15,544	15,544
Exploration:				
Data compilation	-	5,485	-	-
Drilling	-	293,926	16,441	16,379
Geological and geochemistry	-	20,106	-	-
Logistics, permitting and reporting	-	4,039	105	105
Provision for reclamation costs	-	6,937	-	-
	-	502,156	32,090	32,028
Written down in the period	-	-	(534,246)	(534,246)
	-	502,156	-	-
Red Canyon, Nevada				
Acquisition and land holding costs	169,442	80,957	88,485	33,486
Exploration:				
Drilling	2,299	-	2,299	806
Geological and geochemistry	54,182	-	54,182	45,800
Logistics, permitting and reporting	2,118	1,089	1,029	718
	228,041	82,046	145,995	80,810
Golden Zebra, Nevada				
Acquisition and land holding costs	110,600	77,421	33,179	33,179
Exploration:				
Geological and geochemistry	5,558	5,558	-	-
Logistics, permitting and reporting	1,616	1,616	-	-
	117,774	84,595	33,179	33,179
Additions during the period	-	-	$ 2,160,493	$ 569,725
Written off during the period	-	-	($ 2,677,895)	($ 2,677,895)
	$ 2,906,307	$ 3,423,709	($517,402)	($2,108,170)

Pinos Gold District, Mexico

In July 2007, the Company made an advance royalty payment of US$60,000 in accordance with the Pinos agreement with Minera Apolo.

Pine Grove, Nevada

In March 2007, the Company issued 127,600 common shares at $0.23 per share in accordance with the amended Pine Grove agreement with Carlin Gold Corporation.

Red Canyon, Nevada

In January 2007, the Company issued 250,000 common shares at $0.22 per share in accordance with the Red Canyon agreement with Miranda Gold Corp. ("Miranda"). Original terms of the agreement required Romarco to spend US$400,000 in qualifying work expenditures during the first year of the agreement, subject to certain conditions. In July 2007, Romarco and Miranda agreed to enter into an amendment to replace the first year work expenditure of US$400,000 with a 6,000 foot drilling program to be completed by December 31, 2007, subject to permits and drill availability.

Golden Zebra, Nevada

In August 2007, the Company made an advance royalty payment of US$20,000 in accordance with the Golden Zebra agreement with Diversified Inholdings LLC.

Roberts Mountain, Nevada

During the 3rd Quarter of 2007, the Company indicated to the owners of the Roberts Mountain, Nevada property that, due to limited drilling results, the Company would not be continuing with the property. During the quarter the Company wrote off cumulative costs incurred to September 30, 2007 of $534,246.

Buckskin National, Nevada

The Company has advised the owners of Buckskin, Nevada property that the Company will not be continuing with the property. Owing to the considerable drilling costs required to determine an economically feasible mineral body, the Company had sought assistance from a company with either significant financial or drilling resources who would be willing to enter into a joint venture partnership. These efforts did not identify a suitable joint venture partner and so the Company decided not to continue working on the property and to concentrate its resources on its other properties with near term potential. The Company wrote off cumulative costs incurred to date of $2,143,649 during the quarter ended September 30, 2007.

6. Equipment

	Sep 30, 2007			Dec 31, 2006
	Cost	Accumulated amortization	Net book value	Net book Value
Computer equipment	$ 77,703	$ 19,156	$ 58,547	$ 9,744
Office furniture and equipment	76,806	8,948	67,858	8,008
Field equipment	18,426	11,049	7,377	26,881
Vehicles	64,707	18,309	46,398	57,349
	$ 237,642	$ 57,462	$ 180,180	$ 101,982

7. Deferred acquisition costs

Deferred acquisition costs relate to due diligence and other costs in connection with the planned acquisition of the Haile Gold Mine (note 12). These costs will be added to the cost of the acquisition on closing, which occurred on October 17, 2007.

8. Capital Stock

(a) Common shares:

	Number of shares	Amount
Authorized:		
Unlimited common shares		
Issued:		
At December 31, 2006	92,080,648	$ 40,343,097
Issued on exercise of warrants	22,997,364	5,003,928
Issued for mineral property interests	677,600	171,348
Issued on exercise of stock options	150,000	60,000
At September 30, 2007	115,905,612	$ 45,578,373

(b) Warrants:

The following warrants to purchase common shares of the Company were outstanding at September 30, 2007:

	Value assigned	Number	Average exercise price
At December 31, 2006	$ 2,717,564	70,368,644	$ 0.27
Exercised	(65,004)	(22,997,364)	0.21
Expired	-	(639,000)	0.21
Issued on exercise of warrants	-	16,100	0.30
At September 30, 2007	$ 2,652,650	46,748,380	$ 0.27

Expiry date	Number outstanding	Exercise price
September 2008	43,706,362	0.30 [1]
September 2008	2,528,418	0.19 [2]
September 2008	513,600	0.19
Outstanding, September 30, 2007	46,748,380	

1. If the shares of the Company trade at $0.40 or higher for 20 consecutive days, the warrants will expire 30 days following notice to warrant holders.
2. An additional 2,528,418 warrants will be issued upon the exercise of these warrants. The additional warrants are exercisable at $0.30 per share until August 28, 2008. If the shares of the Company trade at $0.40 or higher for 20 consecutive days, the warrants will expire 30 days following notice to warrant holders.

(c) Stock options:

The following stock options to purchase common shares of the Company were authorized and outstanding at September 30, 2007:

	Value Assigned $	Number	Average exercise price
At December 31, 2006	$ 540,100	4,465,000	$ 0.26
Issued	517,521	3,900,000	0.28
Exercised	(60,000)	(150,000)	0.26
At September 30, 2007	$ 997,621	8,215,000	$ 0.27

Expiry date	Number outstanding	Exercise price		Exercisable
December 2007	700,000	$	0.30	700,000
January 2008	100,000		0.23	100,000
June 2008	150,000		0.30	150,000
September 2008	1,100,000		0.26	1,100,000
November 2008	250,000		0.36	250,000
January 2010	815,000		0.25	815,000
October 2010	450,000		0.15	450,000
April 2011	400,000		0.29	300,000
December 2011	350,000		0.22	175,000
January 2012	100,000		0.30	25,000
February 2012	1,725,000		0.27	431,250
February 2012	350,000		0.24	87,500
April 2012	50,000		0.23	12,500
May 2012	50,000		0.19	12,500
August 2012	1,625,000		0.29	1,625,000
Outstanding, September 30, 2007	8,215,000	$	0.27	6,233,750

(d) Stock based compensation:

The Company recognized $190,021 (2006 - $23,400) of stock-based compensation in the three months ended September 30, 2007 and $478,521 (2006 - $91,800) in the nine months ended September 30, 2007 with corresponding increases in the separate stock options category of shareholders' equity.

The weighted average fair value of the option grants for the options granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Expected option lives	5 years	5 years
Risk-free interest rate	4.0% - 4.6%	3.5%
Dividend yield	nil	nil
Volatility	87%	95%
Weighted average fair value	$ 0.12 - 0.21	$ 0.19 - 0.21

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's warrants and stock options granted and/or vested during the period.

9. Related party transactions

Amounts paid to related parties in the normal course of business are measured at the exchange amount as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
Consulting fees paid to directors	$ 35,235	$ 36,163	$ 64,213	$ 131,250
Salaries paid to directors	16,776	-	44,930	-
Graphic design fees paid to a brother of the Company's President	-	11,582	-	26,531
Amounts paid pursuant to a property agreement to a company controlled by the Company's former Vice President of Exploration	-	-	-	48,000
Financing fee paid to a large shareholder of the Company	-	-	-	20,000
	$ 52,011	$ 47,745	$ 109,143	$ 225,781

10. Segmented information

(a) Operating segment – The Company operates in one segment being the acquisition, exploration and development of resource properties.

(b) Geographic segments – The Company's assets, revenues and expenses by geographic areas are as follows:

	September 30, 2007			
	Canada	United States	Mexico	Total
Total assets at September 30, 2007	$ 8,291,090	$ 1,937,465	$ 1,370,947	$ 11,599,502
Interest income	$ 47,784	$ -	$ -	$ 47,784
Net loss for the three months ended September 30, 2007	$ (560,215)	$ (2,968,416)	$ (13,454)	$ (3,542,085)
Interest income	$ 165,811	$ -	$ -	$ 165,811
Net loss for the nine months ended September 30, 2007	$ (1,409,054)	$ (3,661,169)	$ (17,277)	$ (5,087,500)

	September 30, 2006				
	Canada	United States	Peru	Mexico	Total
Total assets at September 30, 2006	$ 8,335,541	$ 2,962,254	$ 388,600	207,642	$ 11,894,037
Interest income	$ 30,522	$ -	$ -	-	$ 30,522
Net loss for the three months September 30, 2006	$ (301,186)	$ (117,288)	$ (15,789)	-	$ (431,074)
Interest income	$ 75,085	$ -	$ -	-	$ 75,085)
Net income (loss) for the nine months September 30, 2006	$ 397,094	$ (434,456)	$ (15,789)	-	$ (53,151)

11. Commitments

	Payments due by period				
	Total $	2007 $	2008 – 2010 $	2011 – 2012 $	2013 and beyond $
Contractual Obligations					
Office operation leases – CDN$	40,126	14,670	25,457	-	-
Office operation leases – US$	211,091	16,703	145,638	48,750	-
Property Payments - US$	-	-	250,000	-	-
Discretionary Commitments					
Property payments – US$	490,000	-	270,000	270,000	-
Advance minimum royalties – US$	3,267,500	50,000	680,000	430,000	2,107,500
Work expenditures – US$	4,181,600	481,600	2,950,000	750,000	-

Discretionary commitments refer to amounts set out in the lease and option agreements the Company has on its mineral property interests. The Company may, at any time, terminate any of its lease or option agreements, at which time it will no longer be obligated to make the payments specified in the terminated agreement.

12. Subsequent events

Haile Gold Mine

Pursuant to an agreement dated October 16, 2007, between subsidiaries of Romarco and Kinross Gold Corporation, Romarco acquired the properties associated with the Haile Gold Mine, in Lancaster County, S.Carolina. This property, and associated buildings and equipment, as well as certain obligations were acquired for consideration of 5,000,000 shares of Romarco Minerals Inc at a price per share of $0.238 for a purchase price of $1.19 million. As part of the agreement, Romarco posted a US$3.2 million cash bond, of which US$2.4 million is scheduled to be released by October 2008.

The purchase is also subject to a royalty agreement which provides that:

(i) if a Technical Report, produced within two years from the date of closing, identifies proven and probable reserves in the Mineral Properties in excess of 1,000,000 ounces of gold, the Purchaser shall pay to Kinross US$3.00 for each ounce in excess of 1,000,000 ounces to a maximum of 3,000,000 ounces in total; and

(ii) if a Technical Report, produced within two years from the date of closing, identifies proven and probable reserves in the Mineral Properties in excess of 3,000,000 ounces of gold, the Purchaser shall pay to Kinross US$5.00 for each ounce in excess of 3,000,000 ounces to a maximum of 5,000,000 ounces in total.

In addition, pursuant to an agreement dated October 17, 2007, through a subsidiary, Romarco agreed to lease adjacent property from a third party on the following terms: a payment of US$220,000 on the closing date and US$250,000 on the first anniversary of the closing date. In addition, Romarco has the option, and first right of refusal, to purchase the property no later than two years after the completion date at a price of US$2,375,000 and a royalty amount calculated as follows:

In the event more than 500,000 ounces are discovered on the Property during the Option Term of this Agreement, Romarco shall pay an additional amount representing the net present value of such additional ounces in excess of 500,000 based on 2% of the average daily closing value of gold at the London Metals Exchange rate during the 30 day period ending on the date of Option Closing, less estimated mining, production and smelting and refining costs, assuming a 73% processing recovery rate and a discount rate of 7% over 10 years. The classification of ounces shall be in accordance with industry standards and the estimate of expected mining, production and smelting and refining costs shall be based on the most current estimates available from work that has been conducted on the basis of a feasibility study on the Property which classifies gold reserves to SEC Industry Guide 7 or to N1-43101 prepared by a reputable independent engineering or consulting firm.

In addition a further amount may be payable if: During the ten-year period after the Option Closing, in the event that Romarco receives separate compensation for silver or any other non-gold mineral to be mined from the Property, at the time Romarco receives such compensation, Romarco shall pay to Owner a sum equal to the net present value of the ounces of such other mineral which Romarco plans to mine from the Property and sell separately over the remainder of such ten-year period, based on two percent (2%) of the average daily closing value of such mineral at the London Metals Exchange Rate during the thirty (30) day period prior to the date of such payment, less estimated mining, production, smelting and refining costs for such mineral, using Romarco's reasonably projected processing recovery rate and a discount rate of seven percent (7%) over the remainder of such ten-year period. The obligation to pay such additional royalty for non-gold minerals shall only apply if separate sale of such minerals is commenced within ten (10) years after the date of the Option Closing, and shall expire ten (10) years from the date of the Option Closing. The provisions of this subsection apply only if Romarco sells silver or other minerals separately; the provisions of this subsection do not apply if Romarco receives a credit of any kind against the costs of the processing of gold by a third party because the gold bars produced by Romarco contain varying amounts of silver or other minerals which are of value to such third party.

Stock options

In October 2007, the Company granted 200,000 stock options to employees of its subsidiary, Haile Gold Mine, Inc,. employees exercisable until October 2012 at a price of $0.24 per share. All options were granted pursuant to the Company's Stock Option Plan.

Management's Discussion and Analysis for the nine month period ended September 31, 2007,
filed November 26, 2007

ROMARCO MINERALS INC.

(an exploration stage company)
Management's Discussion and analysis
November 26 , 2007
Canadian $

The following management discussion and analysis of Romarco Minerals Inc ("Romarco" or the "Company") is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Romarco's September 30, 2007 unaudited interim consolidated financial statements, December 31, 2006 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Romarco's accounting policies are described in note 3 of the December 31, 2006 audited annual consolidated financial statements except for certain new accounting policies as set out in note 3 of the September 30, 2007 unaudited interim consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company's projects, the Company's future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company's ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company's mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, the United States or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company's filings with Canadian regulators on SEDAR at www.sedar.com.

Additional information is available on SEDAR (www.sedar.com).

Overview

Romarco Minerals Inc. (the "Company") is a developing gold company focused on production in North America through acquisition and development of its own projects. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. The Company currently has three exploration projects in Nevada, a gold district in Mexico and has recently acquired the Haile Gold Mine in South Carolina. Exploration activities were limited to the Pine Grove and Red Canyon properties in Nevada and the Pinos district in Mexico during the third quarter. As described below the Company dropped two exploration properties during the quarter.

The Company is a reporting issuer in Ontario, British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol R.

Haile Gold Mine, South Carolina

In August 2007, an agreement was signed with a subsidiary of Kinross Gold Corporation, to acquire the Haile Gold Mine in South Carolina. The acquisition was completed on October 16, 2007 upon the transfer of title, permits and other business matters related to the project. Romarco has established a wholly owned Delaware Corporation subsidiary, Haile Gold Mine Inc, to hold the Haile Gold Mine asset.

The terms of the agreement with Kinross include:

1. issuing 5,000,000 common shares of Romarco to HMC upon closing;
2. Romarco's assumption of the financial assurance bonding (US$3,200,000) and reclamation obligations; and
3. a per ounce payment to Kinross on new reserve ounces delineated on its property only (US$3 per ounce on reserves identified between 1 and 3 million ounces and US$5 per ounce on reserves identified between 3 and 5 million ounces). These per-ounce payments will be calculated based on the most recent independent

technical report within two (2) years from the date of closing and shall be paid once the Project reaches commercial production and shall be paid from net cash flow.

In addition, pursuant to an agreement dated October 16, 2007, and through its subsidiary, Romarco agreed to lease adjacent property from a third party on the following terms: a payment of US$220,000 on the closing date and US$250,000 on the first anniversary of the closing date. In addition, Romarco has a first right of refusal on the property and an option to purchase the property, no later than two years from the closing date, at a price of US$2,375.000 plus an additional royalty amount depending on the number of ounces in excess of 500,000 discovered on the property, as outlined in more detail in Note 12. to the financial statements. In addition, should Romarco sell and separately market any other minerals discovered on the property, further amounts may be payable to third party, as outlined in more detail in Note 12. to the financial statements.

The Haile Gold Mine property and surrounding properties contain resources of 1,534,400 ounces of gold. Kilborn Engineering Pacific Ltd. completed a pre-feasibility study for Amax Gold on the Haile Mine in November 1991, which outlined a measured-indicated 681,500 ounce gold resource (historic reserve estimate). With discovery of the Mill zone and Ledbetter deposits in 1991 and 1993, an internal pre-feasibility study completed by Amax Gold in 1994 outlined a proven and probable reserve at the Haile Mine of 780,100 ounces of gold (historic reserve estimate). Tom Kilbey (Romarco's Sr. Geologist and Q.P. for the Haile Project) was Project Geologist for the Haile Gold Mine while employed with Amax Gold.

Romarco retained Behre Dolbear & Company, Inc. of Denver, Colorado to perform an evaluation study of the Haile Gold Mine property. The report has been SEDAR filed as a NI 43-101 report. The scoping study outlines a mining operation that will produce an average of 100,000 ounces of gold production per annum after the initial start-up year of operation at a cash cost of $350 per ounce. Romarco has solicited engineering firms to prepare a definitive project feasibility study and has recently awarded the contract to Lyntek Inc. of Denver, Colorado.

The study indicates a 6 year mine life based on current measured and indicated mineral resources (7.8 million tonnes @ 2.8 g/t gold). The study reviewed the Geostatistical and Lerchs-Grossman methods of evaluating the current resource based on over 1800 drill holes in 138,000 meters of core and reverse circulation drilling. The drilling was completed on 15 meter spacing. In addition, there exist inferred resources of 7.4 million tonnes grading 3.1 g/t gold.

Detailed information about the project and its NPV can be found in the 43-101 filed on Sedar.

To September 30, 2007 Romarco has spent $167,668 relating to the acquisition of the Haile Gold Mine. The costs have been deferred and will be added to the cost of the acquisition on closing, which occurred on October 17, 2007.

Pinos Gold District, Mexico

During the third quarter Romarco focused its drilling and sampling on the Cinco Estrellas vein system which extends for 4 kilometers and is open to the south. Cinco Estrellas is one of the 4 vein systems in the main Pinos District. Initial focus on this vein was a requirement due to a joint venture option on the northern extension of the Cinco Estrellas (representing 4% of the land holdings). Romarco has completed that work pursuant to the joint venture option and is continuing to explore and define the rest of the property by sampling and drilling on the three other veins – San Ramon, Candelaria and La Paz. The San Ramon and Candelaria veins were the host of the majority of the past production by the Spanish and Cornish. Romarco has gained access to the underground at San Ramon and will continue to test its potential.

It is the Company's goal to drill and sample each of the four veins in order to select the best target areas to begin test mining.

During the third quarter of 2007, the Company spent $255,588 (2006 – $207,642) on exploration at Pinos and during the first nine months of 2007, the Company spent $846,921 (2006 – $207,642). Total deferred project expenditures at September 30, 2007 were $1,150,174 (2006 – $207,642).

Pine Grove, Nevada

The Pine Grove project, located in the Walker Lane mineral belt of western Nevada, is a joint venture with Carlin Gold. Romarco is earning a 60-per-cent interest in the project by completing expenditures of US$2 million prior to Dec. 31, 2009 (approximately US$1.4 million spent to date), with an option to elect to earn an additional 10-per-cent interest (total 70 per cent) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 170 unpatented claims and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces of gold equivalent (includes silver).

Romarco continued its drill program in the third quarter of 2007. This program was designed to follow up on the results of the 2006 program. Finalized gold results for the remaining assayed core from its summer 2007 drilling on the east side of its Pine Grove project have been obtained. Romarco has satisfied its work obligations of 7,500 feet of drilling on the eastern side of the property and is in the process of obtaining permits to expand drill access to the second target area at Pine Grove -- the Rockland mine. The Rockland mine is an epithermal vein target and produced 50,000 ounces of gold between 1870 and the late 1930s at a grade of 80 grams per tonne (g/t) (2.6 ounces per ton) gold equivalent. Drilling is expected to commence in the spring of 2008.

Final results from the first hole (PG-36C) were released in late July and contained the highest grade vein (20.9 g/t Au) obtained in drilling of the area to date. The second hole, PG-37C, had a zone of 1.5 m of 6.01 g/t Au and 15 m of 0.27 g/t Au. PG-38C returned a 19-metre zone of 0.14 g/t Au centred around 1.5 metres of 1.04 g/t Au at 340 metres depth.

The final two holes, PG-37C and PG-38C, were drilled to depths of 496 and 409 metres (1,628 feet and 1,343 feet), respectively. Both these holes were typified by narrower zones of gold mineralized altered rhyolite with random veining in the rhyolite and the surrounding sediments. PG-38C did achieve depths to intersect basement granite. This shallower granite intercept indicates to Romarco geologic staff that there is a large down drop to the east fault zone between PG-38C and PG-36C. The significance of this fault will be reviewed this fall with analysis of project wide geologic interpretations.

Trace element analysis is currently pending for portions of the final two holes. Romarco's technical team has identified several important features in the new core that were not attainable in previous reverse circulation drilling. Kirkness Diamond Drilling Company performed the drilling activities and American Assay Laboratories conducted primary assaying and ALS Chemex performed check assaying.

During the third quarter of 2007, the Company spent $146,145 (2006 – $24,629) on exploration at Pine Grove and during the first nine months of 2007, the Company spent $935,681 (2006 – $313,668). Total deferred project expenditures at September 30, 2007 were $1,410,318 (2006 – $489,422).

In March 2007, Romarco issued 127,600 common shares at $0.23 per share in accordance with the amended Pine Grove agreement with Carlin Gold Corporation.

The Project is under the supervision of Tom Kilbey, Romarco's Senior Geologist, who is the Qualified Person as defined by NI 43-101.

Red Canyon, Nevada

Romarco continued a comprehensive geologic mapping and soil sampling program on the Red Canyon Project in the third quarter of 2007. This program will be followed by drill target identification and a drilling program. Drill permits have been received for the Red Canyon Gold Project and in November 2007 it commenced reverse-circulation drilling. A 6,000 ft (~1,830m) drilling program is anticipated in three unique target areas. Romarco's drilling will test for southern extensions of gold mineralization at the Ice Prospect, where a previous hole intersected 95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0m of 4.01 g Au/t from 6.1 to 35.1m). Additional drill holes, between the Ice Zone and Gexa Prospects, will test for deeper gold zones identified by the 2005 drilling campaign.

During the third quarter of 2007, the Company spent $80,810 (2006 – $23,174) on exploration at Red Canyon and during the first nine months of 2007, the Company spent $145,995 (2006 – $23,174). Total deferred project expenditures at September 30, 2007 were $228,041 (2006 – $84,595).

In January 2007, Romarco issued 250,000 common shares at $0.22 per share in accordance with the Red Canyon agreement with Miranda Gold Corp. Under the original terms of the agreement required Romarco to spend US$400,000 in qualifying work expenditures during the first year of the agreement, subject to certain conditions. In July 2007, the parties agreed to an amendment to replace the first year work expenditure of US$400,000 with a 6,000 foot drilling program to be completed by December 31, 2007. The parties agree that a drill program based on footage is more appropriate for ensuring adequate testing of drill targets.

Golden Zebra, Nevada

No work was performed on this project during the quarter.

Roberts Mountain, Nevada

As a result of adverse drilling results, the Company divested itself of its Roberts Mountains Project in Nevada and of its Buckskin property and wrote off the accumulated expenditures of $534,246 during the third quarter.

Buckskin-National, Nevada

No significant work was performed at Buckskin-National during the third quarter.

In January 2007, Romarco issued 300,000 common shares at $0.29 per share in accordance with the Buckskin-National agreement with Paragon Precious Metals.

Buckskin-National has an approximate four month window for drilling due to the elevation (2650 meters) and snow conditions which can impair access to the drilling sites located on the top of the mountain. Due to this short window, Romarco's limited treasury and the expense of drilling 366 meter core drill holes, Romarco has not been able to perform sufficient drilling to fully test and identify known veins and potentially blind veins. Romarco has been in discussions with larger companies for a possible Joint Venture of the project. Romarco has not been successful in finding a joint venture partner and consequently, on October 30, 2007 decided to divest itself of the project and return it to the underlying owners. Consequently, the Company wrote off the accumulated expenditure of $2,143,649 as of September 30, 2007.

Summary of Quarterly Results

(unaudited)

For the quarters ended:

		9/30/07 $	6/30/07 $	3/31/07 $	12/31/06 $	9/30/06 $	6/30/06 $	3/31/06 $	12/31/05 $
Interest income		47,784	52,021	66,006	77,169	30,552	19,446	25,117	26,060
Net income	(loss)	(3,597,540)	(748,097)	(797,318)	(823,956)	(431,074)	(656,748)	1,034,671	(695,150)
Income (loss)	(per share)								
- basic		(0.04)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	0.02	(0.01)
- diluted		(0.04)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	0.01	(0.01)

Results of Operations

Third Quarter 2007 summary:

- Net loss of $3,597,540 versus $431,074 in the third quarter of 2006.
- Interest income was $47,784 (2006 – $30,522).
- General and administrative expenses increased from $473,573 for the third quarter of 2006 to $832,513 for the third quarter of 2007.
- Romarco recognized an unrealized $135,116 foreign exchange loss in the third quarter of 2007 versus a $11,977 gain in the third quarter of 2006.

The loss from operations of the Company during the quarter primarily reflects the write down during the quarter of $2,677,895 of mineral property interests (as described in more detail in the property notes above). The exploration and development costs incurred at the Company's projects have been capitalized to mineral property interests.

Of the general and administrative expenses: Office, rent and communication costs increased in the third quarter of 2007, and are higher overall for 2007, as the Company opened an office in Reno, Nevada. The Company has consolidated its US operations in this new office with financial and legal activities remaining in its Vancouver, British Columbia location for the interim period.

Salaries increased from $145,438 in the third quarter of 2006 to $320,894 in 2007 due to increased staffing levels as the number of projects and activity thereon increased.

Stock-based compensation for the quarter increased significantly compared with 2006 as 1,625,000 options were issued compared with none in 2006. Travel for the quarter decreased from $102,296 to $85,287 largely as a result of fewer trips to the Company's projects and a reduction in the number of conferences attended.

For the nine months to-date: Legal fees have declined significantly from $57,727 to $14,512. This is primarily a result of deferring certain legal costs pertaining to the Haile Gold Mine acquisition. Office costs have increased significantly from $83,607 to $231,674 primarily as a result of establishing an office in Reno. Salary costs increased significantly from $512,714 in 2006 to $898,640 in 2007 as a result of an increase in the number of employees. Travel costs for the period have also increased from $178,659 to $240,085 as a result of the new office. Stock based compensation also increased significantly from $91,800 to $422,866 as a result of granting 3,900,000 options to staff, directors and consultants in the nine months compared with only 400,000 in 2006.

Interest income earned in 2007 at $165,811 was significantly higher than in 2006 ($75,085) due to increased cash levels.

During the third quarter of 2007, the Canadian dollar continued to strengthen versus the US dollar, resulting in a foreign exchange loss of $279,778 recognized in the first nine months of 2007 compared with $55,523 in 2006.

Related Party Transactions

Romarco has no arrangements, standard or otherwise, pursuant to which Romarco compensates directors for their services in their capacity as directors or for committee participants. Instead, the Company grants stock options to its directors and in the nine months to 2007, the Company granted 2,450,000 options to directors.

For the third quarter of 2007, consulting expenses include $35,235 (2006 – $36,163) and salaries include $16,776 (2006 – nil) which were paid to directors for services rendered to the Company in evaluating potential mineral property acquisitions and in connection with the preparation of work programs for the Company's existing projects. For the nine month period consulting expenses include $64,213 (2006 - $131,250) and salaries include $44,930 (2006 – nil) paid to directors for services rendered to the Company.

Liquidity and Capital Resources

Historically the Company's primary sources of funding have been the sale of equity securities for cash, and the sale of mineral properties and marketable securities held. The sales of equity securities are primarily through private placements to sophisticated investors and institutions. The Company received $4,977,924 (2006 – $7,737,128) from the exercise of warrants and stock options in 2007, of which $4,508,035 (2006 – $7,737,128) was received in the third quarter.

During the third quarter of 2007, Romarco spent $572,766 on its mineral property interests while in the third quarter of 2006, the Company spent $1,132,487.

During the nine months ended September 30, 2007, Romarco spent $2,160,493 and issued 677,600 common shares valued at $171,348 for its mineral property interests while in the nine months ended September 30, 2006, the Company spent $1,421,663 and issued 300,000 common shares valued at $48,000 for its mineral property interests.

At September 30, 2007, the Company had cash and cash equivalents totaling $7,981,734 as compared to $7,212,203 at December 31, 2006. The following is a summary of the Company's contractual obligations and commitments as at September 30, 2007:

	Payments due by period				
	Total $	2007 $	2008 – 2010 $	2011 – 2012 $	2013 and beyond $
Contractual Obligations					
Office operation leases – CDN$	40,126	14,670	25,457	-	-
Office operation leases – US$	211,091	16,703	145,638	48,750	-
Property Payments - US$	-	-	250,000	-	-
Discretionary Commitments					
Property payments – US$	490,000	-	270,000	270,000	-
Advance minimum royalties – US$	3,267,500	50,000	680,000	430,000	2,107,500
Work expenditures – US$	4,181,600	481,600	2,950,000	750,000	-

Discretionary commitments refer to amounts set out in the lease and option agreements the Company has on its mineral property interests. The Company may, at any time, terminate any of its lease or option agreements, at which time it will no longer be obligated to make the payments specified in the terminated agreement.

The ability of the Company to conduct its planned exploration programs and meet its contractual obligations is dependent on it completing additional financing.

The Company had no debt, outside of regular trade payables, at September 30, 2007. During the first nine months of 2007 and up to the date of this report, the Company had no off-balance sheet transactions.

Outlook

Romarco has closed the acquisition of the Haile Gold Mine and is now working towards commencing and implementing the confirmation drilling to convert the current mineral resource of 780,000 oz of gold into a proven probable reserve category. The confirmation drilling program will involve approximately 7,000 feet of drilling in approximately 12 holes and will cost approximately US$500,000. The feasibility study has already commenced and permitting for starting up mining operations at Haile. Exploration activities will be ongoing to increase overall resources and reserves on the property.

Drill programs have already commenced at Red Canyon in Nevada and underground sampling will continue at the Pinos Gold District in Mexico. It is estimated that these programs will cost approximately US$500,000 and US$300,000 respectively.

At September 30, 2007, the Company had working capital of $7,930,344. Subsequent to September 30, 2007 US$3,244,000 was put into a one year term deposit as security for the reclamation obligations on the Haile Gold Mine. The Company believes that this working capital is sufficient to meet its obligations under its current mineral property option agreements but may not be sufficient to meet the Company's planned business objectives. Management recognizes that the Company may need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities.

Outstanding Share Data

At November 9, 2007, the Company had 120,905,578 common shares issued and outstanding 46,748,381 warrants to purchase an additional 49,292,899 common shares and 8,415,000 stock options outstanding of which 6,273,750 are vested and exercisable.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been known to them and by others within those entities.

Internal Controls over Financial Reporting

There were no changes in the Company's internal controls over financial reporting during the second quarter of 2007 that have affected, or which are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Changes in Accounting Policies

Effective January 1, 2007, Romarco adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

a) Section 3855, *Financial Instruments – Recognition and Measurement* and Section 3861, *Financial Instruments – Disclosure and Presentation*, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for- trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Romarco has designated its financial instruments as follows:

- Cash, cash equivalents, and short-term investments are classified as "Available-for-Sale". Due to their short-term nature, their carrying value equals their fair value;
- Other receivables and advances are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and
- Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

b) Section 1530, *Comprehensive Income*, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for- sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the nine months ended September 30, 2007.

c) Section 3865, *Hedges* specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the nine months ended September 30, 2007.

Critical Accounting Estimates

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company's accounting policies are described in Note 3 to the December 2006 audited consolidated financial statements except for the recent adoption by the Company of new accounting standards, which is described in Note 3 to the September 2007 unaudited consolidated financial statements.

The Company is capitalizing all direct acquisition, land holding and exploration expenditures related to its projects until commercial production commences or the investment is abandoned or determined to be impaired, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been any change in circumstances which would indicate impairment of the capitalized mineral property, plant and equipment. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment to its estimated fair value, which would reduce the Company's earnings and net assets.

Risk Factors

Exploration Risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

The Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and development of its projects. Although the Company has been successful in the past in financing its activities through the sale of equity securities, there can be no assurance that it will be able to obtain sufficient financing in the future to execute its business plan.

Fluctuating Prices

The Company's revenues, if any, are expected to be in large part derived from the sale of gold and possibly other metals. The price of gold and other commodities has fluctuated widely in recent years and is affected by factors beyond the control of the Company including, but not limited to, international economic and political trends, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities and changes in the supply of gold due to new mine developments, mine closures as well as advances in various production and use technologies of gold. All of these factors will have impacts on the viability of the Company's exploration projects that are impossible to predict with certainty.

Environment

Both the exploration and production phases of the Company's operations will be subject to environmental protection regulations in the jurisdictions in which it operates. Globally, environmental legislation is evolving towards stricter standards and enforcement, more stringent environmental impact assessments of new mining projects and increasing liability exposure for companies and their directors and officers. There is no assurance that future environmental regulations will not adversely affect the Company's operations.

Form 52-109F2 – Certification of Interim Filings – CEO, filed November 26, 2007

Form 52-109F2 ***Certification of Interim Filings***

I, **Diane Garrett, Chief Executive Officer** of **Romarco Minerals Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Romarco Minerals Inc.***, (the issuer) for the interim period ending ***September 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 26, 2007

"Diane Garrett"

Diane Garrett
Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings – CFO, filed November 26, 2007

Form 52-109F2 ***Certification of Interim Filings***

I, **Simon Dorey, Chief Financial Officer** of **Romarco Minerals Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Romarco Minerals Inc.***, (the issuer) for the interim period ending ***September 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 26, 2007

"Simon Dorey"

Simon Dorey
Chief Financial Officer

RECEIVED
2008 APR 23 P 2:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annual report for the year ended December 31, 2006, filed May 24, 2007

Letter to the Shareholders



Romarco began 2006 with the receipt of US$2 million from Western Goldfields Inc. as compensation for terminating the proposed merger between Romarco and Western Goldfields. The Company was initially optimistic about the potential for the combined company which would elevate Romarco to near term producer status – a goal that the Company has set for its shareholders. However, in light of a variety of circumstances, including other corporate alternatives and significant delays in the merger process, the Board of Directors determined that the termination was in the best interests of the Company's shareholders.

The Company maintains its corporate objective "to aggressively pursue producer status through development of its own projects and through acquisition". In 2006 and most recently in May 2007, the Company has taken great strides to meet that objective with the acquisition of the high grade Pinos Gold District in Mexico and the recently announced (May 2007) acquisition of the 1.44 million ounce resource Haile Gold Mine (South Carolina) from Kinross Gold Corp. (Q.P.: Tom Kilbey) These two acquisitions provide a platform for advancing the Company to a new level with production opportunities on the horizon.

In addition, the Company continues to drill and explore its Nevada projects. Romarco believes that having projects at various stages of development will provide its shareholders maximum leverage to the gold market.

The Company closed a private placement in 2006 for gross proceeds of C$8.5 million with the majority of the proceeds earmarked for the exploration and development of the Pinos Gold Project. The private placement was 4.5 times oversubscribed by institutional participants. To date, 80% of the Company's shares are held in institutional funds in North America, the UK and Switzerland.

In October 2006, Romarco entered into an Option Agreement with Miranda Gold Corp on the Red Canyon Project located in the strategic Cortez Trend of Nevada. Romarco will conduct an initial drilling program on this project late in 2007 after an extensive soil sampling and surface geologic mapping program is completed in June 2007.

During 2006, the Company made the decision to divest its 50% in the Cori Puncho Gold Project in Peru to its Joint Venture partner, New Dimension Resources, Ltd. Romarco will retain a 5% NSR on the project for as long as the project is held by New Dimension. In the event New Dimension enters into a joint venture with another party, the Company has the ability to re-coup its initial investment of $100,000.

With activities focused in the US and Mexico, the Company has re-located its headquarters to Reno, Nevada in order to enhance the efficiency of its team and projects.

During 2006 Romarco conducted drilling programs on the Pine Grove, Buckskin-National and Roberts Mountains Gold Projects.

At Pine Grove, the 2006 and current (May 2007) drilling on the east area of Pine Grove (Walker Lane, Nevada) indicates the presence of a very strong mineralizing system. Drilling at the East Pine Grove target area has intersected over 300

Letter to the Shareholders

meters of vertical gold mineralization which is still open at depth. This thick zone encompasses drilled alteration and gold mineralization 2 km long (NNE) and 200 meters wide. The average grade of the target area is approximately 1 g/t gold. The Company is continuing it's drilling to increase the grade and size of the mineralized zone. Romarco's technical team has determined that the extensive disseminated mineralization, which was first intersected in PG-32 (intersecting 100 m. of 1.0 g/t gold) and still open to depth, (in excess of 330 meters) has the potential to host large tonnage bulk mineable ore bodies that may be exploitable by underground block caving techniques. The second target (Phase II) area to be drilled at Pine Grove is at the Rockland Mine site (4 km from east area drilling) where past production averaged 35,000 ounces of gold equivalent grading 74 g/t gold. Permits are pending on this Phase II area. Q.P.: Tom Kilbey.

At Buckskin-National, Romarco completed 998 meters of core drilling on the project with results of up to 1.29 g/t gold and 197 g/t silver. Epithermal vein systems are known to be irregularly mineralized both along strike and down dip, thus, additional drilling across the Bell Vein is necessary to fully test the structure. The results from the 2006 drilling campaign continue to illustrate that many "blind" (i.e. unexposed) veins and breccia zones remain to be discovered and tested. Romarco is contemplating seeking a joint venture partner on this project. Historic production at the Bell Vein was approximately 35,000 ounces of gold averaging 31 grams per tonne (1.0 ounce per ton). Q.P. Tommy Thompson.

At the Pinos Gold District in Mexico, the Company has two immediate objectives: (1) to confirm that the known vein systems continue at depths below the historic workings and (2) to confirm the grade of the district. The first objective is accomplished through drilling and the second objective, confirmation of grade, is most accurately achieved through sampling along the face of the veins.

Eight holes have been drilled in the Catanava area at Pinos of which 7 intersected veins or stock work veining confirming that the known vein systems do extend up to 250 meters below the historic workings. Assays are currently pending on those drill results. A comprehensive sampling program is on-going with initial results returning values between 7 and 17 g/t gold and 19 to 196 g/t silver. These sample results were from previously mined veins and only down to the 30 meter level below surface. The Company is currently completing sampling along previously mined and un-mined veins at the 100 meter level with assays pending.

Activities at Pinos during 2007 will include additional drilling as well as continued sampling of the vein system and the Company is contemplating small scale production from veins that outcrop at surface. Q.P. Tommy Thompson.

What's Ahead for 2007

2007 will be a pivotal year for the Company as it continues to develop its Pinos Gold District in Mexico, seek partners for some of its Nevada projects and develop the Haile Gold Mine in South Carolina to feasibility status. We are very excited about the current portfolio of assets and are working diligently to enhance their value to the shareholders.

The management and Board are committed to serving the shareholders interests by maintaining the highest standards of corporate governance. I sincerely appreciate the support of the many investors in the Company and pay special recognition to the Board of Directors and management for the achievements they have helped realize as we continue to focus on growing the Company.

Diane R. Garrett

Diane R. Garrett
President and Chief Executive Officer

ROMARCO Minerals Inc

Corporate Profile:

Romarco Minerals is an aggressive exploration & development gold company focused primarily in North and South America. Romarco's strategic objective is to focus on geologically known areas of gold mineralization that exhibit excellent potential for discovery. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the America's. It is Romarco's goal to become a producer through development of its own projects as well as through acquisition of advanced stage projects.

Contact Information:

997 Greg Street
Sparks, NV 89431
United States
Tel: (775) 355-1900
Fax: (775) 355-1907

Web Site: www.romarco.com
E-mail: info@romarco.com

Investment Considerations:

- 80% Institutional ownership, including:
  - US Global Investors (18%)
  - Sun Valley Gold (16%)
  - Sprott Asset Management (8%)
  - Baker Steel (8%)
  - RMB Resources (8%)
  - RAB Capital (8%)
  - Swiss Funds (22%)
- 7 Gold Projects:
  - Haile Gold Mine, South Carolina (100%)
    Pre-feasibility study underway
  - Pinos Gold District, Mexico (100%)
    Sampling and drilling underway (2007)
  - Pine Grove Gold Project, Nevada (60%)
    Drilling underway (2007)
  - Red Canyon Gold Project - Cortez, Nevada (60%)
  - Roberts Mountains Gold Project—Cortez, Nevada (100%)
  - Buckskin-National Gold Project, Nevada (100%)
  - Golden Zebra Gold Project, Nevada (100%)
- 93 million shares outstanding (172 million fully diluted)
- Cash: C$6.5 million
- Debt: Nil
- Independent Board of Directors comprised of mining executives





TSX Venture Exchange Trading Symbol: R

Reflecting Core Values

EXPERIENCED TEAM WITH STRONG OPERATING & FINANCIAL EXPERTISE

Management

[illegible]

- Ph.D., Mineral Economics Engineering
- More than 12 years of senior management and financial expertise in natural resources
- Former head of Corporate Development for Dayton Mining Corp. and Beartooth Platinum Corp.
- Former Senior Mining Analyst and Portfolio Manager for US Global Investors.

[illegible]

- CGA
- More than 15 years of accounting and financial expertise in the precious metals sector.
- Held financial and accounting positions at Bema Gold Corporation and Dayton Mining Corp.

Tommy Thompson
VP Exploration

- Ph.D., Geology
- Director of the Ralph J. Roberts Center for Research in Economic Geology, Mackay School of Mines, University of Nevada—Reno
- Professor of Economic Geology, Mackay School of Mines.

Rex Outzen
VP COO

- Metallurgical Engineer
- Over 25 years experience in the development, construction, and operation of precious and base metal mines in North and South America.
- Extensive experience in development of project feasibility studies.

Directors

Edward van Ginkel
Chairman

- Legal Counsel to Barrick Gold. Extensive experience in corporate development transactions in the mining industry. Previous Vice President, General Counsel for Noranda Inc.

Dave Beling

- Mining Engineer. Sr. VP Operations with Geovic Ltd. Previously President of Azco Mining and Sr. VP of Hycroft Resources and Development.

Leendert Krol

- M.Sc. Geology. Past President of Brazauro Resources. Independent Mining Consultant with 34 years of diversified experience in the mining industry, including 15 years as head of international exploration for Newmont Mining Corporation. Also with Anglo American, DeBeers and Anaconda.

R. J. (Don) MacDonald

- M.A., Engineering, C.A. Sr. VP & CFO of NovaGold Resources Inc. Previously with DeBeers Canada and Dayton Mining as CFO. Has been involved in the development of 9 mines in North and South America and has completed over C$800 million in international mining project financings.

Patrick Michaels

- Executive Vice President of Precious Capital AG, a Swiss investment company focused on the mining sector. Investment advisor to Zuri-Invest Ag. Extensive experience in the fields of mining finance and fund management.

Robert van Doorn

- M.Sc. Mining Engineering. President of Mundoro Mining. Prior thereto a mining specialist at Loewen, Ondaatje, McCutcheon and global gold analyst at Morgan Stanley.



HAILE GOLD MINE

Lancaster County, South Carolina

ROMARCO Minerals Inc

Summary

Located in Lancaster County, South Carolina. The Haile Gold Mine is noted as the second oldest significant gold discovery in the US. It was previously mined by Amax Gold and Piedmont Mining. Romarco is acquiring this project from Kinross Gold. The terms of the transaction include issuing to Kinross 5 million shares of Romarco and paying a per ounce fee for ounces identified in excess of 1 million to 3 million ounces ($3 per ounce) and 3 million to 5 million ounces ($5 per ounce). Romarco will assume the financial assurance bonding of the current reclamation bond.



Project Stats

- 1,446,303 contained gold ounces @ 3.1 g/t
- Total Historic Proven Probable reserves (Amax, 1994): 780,000 ounces
- Potential to expand reserves in existing pits
- Potential to increase reserves through discovery of new pits
- Pre-feasibility study currently underway by Behre Dolbear
- Q.P. Tom Kilbey


BREWER
Ledbetter Discovery
Chase Hill
Mill Zone
MINERALIZED ZONE
Snake
Red Hill
Haile
RIDGEWAY
N-S Normal Fault


Charlotte N. C.
Rock Hill
Chester
Lancaster
Lancaster County
Kershaw
Haile Mine
Ridgeway Mine
Camden
Columbia
SOUTH CAROLINA
NORTH CAROLINA
SOUTH CAROLINA
Location Map
Haile Gold Mine
Lancaster Co., South Carolina



TSX Venture Exchange Trading Symbol: R

Reflecting Core Values

CORPORATE SUMMARY

Corporate Profile

Romarco Minerals is an aggressive exploration/development gold company focused in North and South America. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through acquisition of advanced stage gold projects.

Investment Considerations

- 80% Institutional ownership, including:
    - US Global Investors (18%)
    - Sun Valley Gold (16%)
    - Sprott Asset Management (8%)
    - Baker Steel (8%)
    - RMB Resources (8%)
    - RAB Capital (8%)
    - Swiss Funds (20%)
- 7 Gold Projects:
    - Haile Gold Mine, South Carolina (100%)
        Pre-feasibility study underway
    - Pinos Gold District, Mexico (100%)
        Sampling underway (2007)
        Drilling underway(2007)
    - Pine Grove Gold Project, Nevada (60%)
        Drilling underway (2007)
    - Red Canyon Gold Project, Cortez, Nevada (60%)
    - Roberts Mountains Gold Project-Cortez, Nevada (100%)
    - Buckskin-National Gold Project, Nevada (100%)
    - Golden Zebra Gold Project, Nevada (100%)
- 93 million shares outstanding (172 million fully diluted)
- Cash: C$6.5 million
- Debt: Nil
- Independent Board of Directors comprised of mining executives
- Independent Audit Committee

Contact Information

997 Greg Street
Sparks, NV 89431
United States

Tel: (775) 355-1900
Fax: (775) 355-1907
www.romarco.com
E-mail: info@romarco.com



TSX Venture Exchange Trading Symbol: R

Reflecting Core Values

PINOS GOLD DISTRICT

Zacatecas State, Mexico

ROMARCO Minerals Inc

Summary

- 3,000 Hectares of entire multi-vein gold district.
- Prior production of 5 million ounces of gold and 25+ million ounces of silver.
- 5 km of known strike length on each of three vein systems.
- Prior production from vein system came from above the water table ~ 100 m.
- Significant potential at depth—below 100 m.
- No modern exploration.
- Friendly mining state and country.





Programs

A comprehensive, sampling, mapping and drilling program is currently underway. Preliminary underground channel samples have been conducted on the 5, 10 and 30 meter levels.

On four veins (Infantita, Penitas, Guapo, and Tanous) results returned 6-17 g/t Au and 22 to 200 g/t Ag.

Initial drilling confirms that the known vein systems continue to at least 200 m below the old workings.

Romarco's initial work has tested less than 1% of the land package.

Assay results are pending.



Land Status

- Two agreements with Minera Apolo:
  - A 50/50 Joint Venture on the "Catanava" ~ 4% of the project area.
  - A 100% exploration/exploitation license on the "Old Pinos District" ~ 96% of the project area.





TSX Venture Exchange Trading Symbol: R

Reflecting Core Values

PINOS GOLD DISTRICT AREA VEIN MAP



N
0
300 mts
HWY 10 S.L.P.
Tanous
Catanava
San Gil
San Ernesto
San Luis
Conchita
Concha
Carmen
Tomas
La Paz
CINCO ESTRELLAS VEINS
Cinco Estrellas
San Ramon
El Sol
Arandas
Condor
LA PAZ VEINS
SAN RAMON-PURISIMA VEINS
Catarina
Grieso
Josefimas
Miguel del Oro
Pedro
Matlas
Penitas
San Jose
Reyma
Candelan
Candelaria
S. Jose de la Cruz
Purisina
General
Condesa
North
San Rafael
PINOS
Joaquin
Santa Ana
HWY 10 OJUELOS
CANDELARIA VEINS
Astuniana
MAJOR (open) SHAFTS
MAJOR VEINS
PINOS, ZACATECAS
GOLD DISTRICT
MEXICO
CLAIMS PROPERTY OF:
MINERA APOLO, SA de CV

PINE GROVE

Lyon County, Nevada

ROMARCO Minerals Inc

Summary

Situated within the Walker Lane Mineral Belt Covering approximately 3,400 acres (1,376 ha). Project area includes historic Rockland Mine which produced an estimated 50,000 ounces of gold @ 81 g/t between 1870 and 1930's. Historic district production of 290,00 of gold equivalent (includes silver).



Programs

2006 Phase 1 drilling by Romarco indicates the presence of a strong mineralizing system. Selected assay results were:

- PG-32 110 m @ 0.96 g/t Au
  Including: 8 1.5 m intervals @ >2.00 g/t Au
  3 m @ 2.60 g/t Au
  6 m @ 2.9 g/t Au
  3 m @ 5.0 g/t Au
- PG-33 183 m @ 0.40 g/t Au
  Including: 2 4.5 m @ 1.9 and 20 g/t Au respectively



Romarco has completed two holes of the 2007 drilling season with assays pending.

Romarco is waiting on permits to initiate a drill program in the Rockland Mine area.



Land Status

- 170 unpatented lode claims within USFS land
- Option to earn 60% interest with Carlin Gold
  70% by going to feasibility
- Carlin has 100% lease from claim holder Tony Eng.

Geology

Numerous linear high-level banded quartz vein and stockwork systems along with tabular black matrix hydrothermal breccias invade a densely packed Tertiary lava dome sequence resting directly on Cretaceous basement granites. Romarco's team believes that the down-dip projection of surface veins down to the basement contact are exceptional hosts for bonanza gold/silver vein deposits, such as those at the Round Mountain Mine and the Rawhide Mine.





TSX Venture Exchange Trading Symbol: R

Reflecting Core Values

CORPORATE SUMMARY

Corporate Profile

Romarco Minerals is an aggressive exploration/development gold company focused in North and South America. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through acquisition of advanced stage gold projects.

Investment Considerations

- 80% Institutional ownership, including:
    - US Global Investors (18%)
    - Sun Valley Gold (16%)
    - Sprott Asset Management (8%)
    - Baker Steel (8%)
    - RMB Resources (8%)
    - RAB Capital (8%)
    - Swiss Funds (20%)
- 7 Gold Projects:
    - Haile Gold Mine, South Carolina (100%)
      Pre-feasibility study underway
    - Pinos Gold District, Mexico (100%)
      Sampling underway (2007)
      Drilling underway(2007)
    - Pine Grove Gold Project, Nevada (60%)
      Drilling underway (2007)
    - Red Canyon Gold Project, Cortez, Nevada (60%)
    - Roberts Mountains Gold Project-Cortez, Nevada (100%)
    - Buckskin-National Gold Project, Nevada (100%)
    - Golden Zebra Gold Project, Nevada (100%)
- 93 million shares outstanding (172 million fully diluted)
- Cash: C$6.5 million
- Debt: Nil
- Independent Board of Directors comprised of mining executives
- Independent Audit Committee

Contact Information

997 Greg Street
Sparks, NV 89431
United States

Tel: (775) 355-1900
Fax: (775) 355-1907
www.romarco.com
E-mail: info@romarco.com

END



TSX Venture Exchange Trading Symbol: R

Reflecting Core Values